Exhibit 99.3

FRIDAY, JULY 21, 2017
COMPANIES 7

wipro

Extract of audited financial results of Wipro Limited and its subsidiaries for the Quarter ended June 30, 2017

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹in millions, except share and per share data, unless otherwise stated)

Particulars	Quarter ended June 30, 2017	Year ended March 31, 2017	Quarter ended June 30, 2016
Total income from operations (net)	136,614	558,261	136,976
Net Profit / (Loss) before tax, exceptional and extraordinary items	26,818	110,356	26,711
Net Profit / (Loss) before tax but after exceptional and extraordinary items	26,818	110,356	26,711
Net Profit / (Loss) after tax, exceptional and extraordinary items	20,824	85,143	20,589
Total Comprehensive Income after tax	20,174	87,241	23,806
Equity Share Capital	9,732	4,861	4,941
Reserves excluding Revaluation Reserve	530,984	515,443	484,367
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)			
Basic:	4.29	17.48	4.17
Diluted:	4.28	17.43	4.16

The audited interim consolidated financial results of the Company for the quarter ended June 30, 2017 have been approved by the Board of Directors of the Company at its meeting held on July 20, 2017. The statutory auditors have expressed an unqualified audit opinion.

Financial Results of Wipro Limited under IND AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 ("the Companies Act"), as applicable and guidelines issued by the Securities and Exchange Board of India ("SEBI"). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

These financial statements, are prepared in accordance with Ind AS.

Consolidated Audited Financial results under Ind AS

Particulars	Quarter ended June 30, 2017	Year ended March 31, 2017	Quarter ended June 30, 2016
Total income from operations (net)	136,261	554,484	135,992
Net Profit / (Loss) before tax, exceptional and extraordinary items	26,820	110,393	26,711
Net Profit / (Loss) before tax but after exceptional and extraordinary items	26,820	110,393	26,711
Net Profit / (Loss) after tax, exceptional and extraordinary items	20,826	85,179	20,590
Total Comprehensive Income after tax	20,191	87,363	23,736
Equity Share Capital	9,732	4,861	4,941
Reserves excluding Revaluation Reserve	527,399	511,841	480,585
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)			
Basic:	4.29	17.49	4.18
Diluted:	4.28	17.43	4.16

The audited interim consolidated financial results (under Ind AS) of the Company for the quarter ended June 30, 2017 have been approved by the Board of Directors of the Company at its meeting held on July 20, 2017. The statutory auditors have expressed an unqualified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended June 30, 2017	Year ended March 31, 2017	Quarter ended June 30, 2016
Total income from operations (net)	111,528	460,478	115,875
Net Profit / (Loss) before tax, exceptional and extraordinary items	26,075	106,871	25,951
Net Profit / (Loss) before tax but after exceptional and extraordinary items	26,075	106,871	25,951
Net Profit / (Loss) after tax, exceptional and extraordinary items	20,268	81,617	20,077
Total Comprehensive Income after tax	18,911	86,771	21,744
Equity Share Capital	9,732	4,861	4,941
Reserves excluding Revaluation Reserve	476,521	462,195	429,496
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)			
Basic:	4.18	16.80	4.09
Diluted:	4.18	16.75	4.08

The audited interim financial results of the Company for the quarter ended June 30, 2017 have been approved by the Board of Directors of the Company at its meeting held on July 20, 2017. The statutory auditors have expressed an unqualified audit opinion.

Notes:

1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results is available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company's website (URL: www.wipro.com).
2. On July 20, 2017, the Board of Directors approved a buyback proposal, subject to the approval of shareholders of the Company through postal ballot, for purchase by the Company of up to 343.75 million shares of 2 each (representing 7.06% of total paid-up equity capital) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of 320 per equity share for an aggregate amount not exceeding 110,000 million in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy Back of Securities) Regulations,1998.

Place: Bangalore
Date: July 20, 2017

By Order of the Board,
For Wipro Ltd.
Azim H Premji
Chairman & Managing Director

Wipro Limited
Regd. Office: Doddakanneli,
Sarjapur Road, Bangalore - 560 035
www.wipro.com

Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore–560 035, India
Website: www.wipro.com | Email id: info@wipro.com | Tel: +91–80–2844 0011 | Fax: +91–80–2844 0054
CIN: L32102KA1945PLC020800

THE FINANCIAL EXPRESS Fri, 21 July 2017
epaper.financialexpress.com//c/20731455